UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number:  0-22704

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”) dated January 31, 2008, announcing that the Company entered into long-term charters for two of its containerships, Sea Alpha and Sea Beta.

Exhibit 1

SFL – New long-term charters for two container vessels

Press release from Ship Finance International Limited January 31, 2008

Ship Finance International Limited (NYSE:SFL) (“Ship Finance” or the “Company”), announced today that is has signed new 12-year charters for the two 1700 TEU container vessels Sea Alfa and Sea Beta to an Asia-based regional liner company (the “Charterer”).

The two 2005-built vessels have previously been employed on shorter-term charters, and Ship Finance has now concluded 12-year employment for the vessels, consistent with our strategy to continue adding to our substantial order backlog and further strengthening of our long-term dividend capacity.

The vessels will be chartered on Time Charter (“T/C”) basis for the first year, and thereafter the charters will change to Bareboat (“BB”) basis, where the Charterer will pay for all vessel operating costs, including crewing, maintenance and dry-docking.

The annual net charter revenues from the new charters will be approximately $14.1 million the first year, $11.1 million the second year and $92.2 million in aggregate for the remaining 10 years. As part of the new charter agreements, the Charterer has been granted fixed price purchase options after 8, 10 and 12 years, respectively.

Following this transaction, Ship Finance will have an aggregate estimated charter backlog of approximately $5.6 billion ($77 per share) and weighted average charter duration of 13.5 years for the fleet.

January 31, 2008
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 2311 4011 / +47 9014 1243

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions/disposals, Ship Finance has a fleet consisting of 69 vessels, including 34 crude oil tankers (VLCC and Suezmax), 8 oil/bulk/ore vessels, 13 container vessels, 3 dry bulk carriers, 2 jack-up drilling rigs, 6 offshore supply vessels and 3 seismic vessels. The fleet is one of the largest in the world with a total cargo capacity of more than 11 million dwt. and most of the vessels are employed on long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ship Finance International Limited

Dated: January 31, 2008
By: /s/ Lars Solbakken
Name: Lars Solbakken
Title: Chief Executive Officer Ship Finance Management AS

SK 23153 0001 851063